UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 2, 2015

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated December 5, 2014
•	Press Release dated December 9, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: January 2, 2015	By:	/s/“Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Announces Adoption of Advance Notice Bylaw

CALGARY, ALBERTA, December 5, 2014 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) (Enbridge or the Company) today announced the adoption by its Board of Directors of Bylaw No. 2 of the Company (the Advance Notice Bylaw), a bylaw establishing a framework for advance notice of nominations of directors by shareholders of the Company (Shareholders).

The Advance Notice Bylaw is similar to the advance notice bylaws adopted by many other Canadian public companies. Specifically, it provides for advance notice of nominations of directors in circumstances where nominations of persons for election to the Board of Directors are made by Shareholders. The Advance Notice Bylaw is intended to provide a transparent and fair process for nominating directors of the Company in connection with any annual or special meeting of Shareholders.

For an annual meeting of Shareholders (including an annual and special meeting), notice to the Company must be not less than 30 days prior to the date of the meeting. In the event that the annual meeting is to be held on a date that is less than 50 days following public announcement of notice of the meeting, notice may be given not later than the close of business on the 10th day following the date of such public announcement.

For a special meeting of Shareholders (which is not also an annual meeting), notice to the Company must be given not later than the close of business on the 15th day following the day on which public announcement of the special meeting was made.

At the next meeting of Shareholders, Shareholders will be asked to confirm and ratify the by-law. If the bylaw is not confirmed at the annual shareholders’ meeting by an ordinary resolution of the Shareholders, it will be of no further force and terminate. A copy of the Advance Notice Bylaw can be found under the Company’s profile on SEDAR at www.sedar.com and has been posted on the Company’s website at www.enbridge.com.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

For more information please contact:

Enbridge Inc. Media Graham White (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Enbridge Inc. Investment Community Adam McKnight (403) 266-7922 Email: adam.mcknight@enbridge.com

NEWS RELEASE

Enbridge will move to Edmonton’s Kelly Ramsey Tower and Manulife Place

EDMONTON, Alberta – December 9, 2014 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) today announced its long-term Edmonton office plans, confirming tenancy agreements in the new Kelly Ramsey Tower and the existing Manulife Place.

As one of the largest private-sector tenants in downtown Edmonton, Enbridge has experienced significant growth and expansion in the downtown core during the past decade, having grown from 170,000 square feet to nearly 650,000 square feet.

“Enbridge’s strategy is to create a work environment where our employees can collaborate, innovate and succeed, while contributing to the exciting growth within the City of Edmonton,” said Enbridge Chief Operating Officer, Liquids Pipelines, Leon Zupan. “This move will allow us to consolidate our 2,500 workers from six buildings to the two tallest and newest buildings in Edmonton’s downtown core.”

Currently, Enbridge leases all or portions of six office towers in downtown Edmonton, making the company among the largest private sector tenants in the central business district.

“After more than 60 years of delivering energy and growing our business in Edmonton we will be creating and delivering new energy within our City,” said Mr. Zupan. “This is a strategic and timely announcement that positively impacts our workforce and the growth and vibrancy of Edmonton.”

“On behalf of my City Council colleagues, I’m thrilled to hear that Enbridge is making a fresh commitment to downtown Edmonton,” said Don Iveson, Mayor of Edmonton. “This is yet another sign of our city’s growth and its increasing ability to retain and attract major employers.”

Once fully in occupation of the negotiated lease space in Manulife Place and the Kelly Ramsey Tower, Enbridge will be become the largest tenant in both buildings.

“Despite having many other location choices, Enbridge has made a powerful commitment to the heart of Edmonton’s downtown core with this project,” said John Day, Kelly Ramsey Tower. “We are proud to work with Enbridge, a great Canadian company and a key player in our city’s economy. Enbridge’s tenancy will help make the Kelly Ramsey Tower an exciting part of our downtown’s ongoing growth and success.”

The Kelly Ramsey Tower is located on 102nd Avenue, between 101st Street and 100A Street N.W. At 550,000 square feet, the 25 storey AA office building is scheduled to reach completion in 2016. The tower will incorporate the original facades of the historical Kelly and Ramsey Buildings which sat vacant for several years after a fire in 2009. The Kelly Ramsey Tower builders also plan to attain LEED Gold Certification – one of the highest standards for environmental sustainability.

“Manulife is proud to continue supporting Enbridge’s tremendous growth and commitment to Edmonton’s downtown core,” said Steve Smith, Managing Director at Manulife Real Estate. “Manulife Place has been home to Enbridge employees for many years and we are pleased that

Enbridge has chosen to not only renew but expand our existing relationship. This is a good day for Manulife and Enbridge as we grow our partnership and an exciting time for the City of Edmonton.”

Manulife Place, Edmonton’s tallest building is a landmark 36-storey office tower located on 102nd Avenue between 101st Street and 102nd Street. At 745,000 square feet, the building features flexible and efficient floor plates and spectacular panoramic views of the city and the river valley. The LEED EB Gold certified building anchors downtown Edmonton’s vast pedway network with connections to the city’s business community, dining and entertainment facilities.

Both buildings will connect via a new pedway system across 101st Street.

An online media kit, including photos of the Kelly Ramsey and Manulife buildings are available via the Enbridge website.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investment Community Adam McKnight (403) 266-7922 Email: adam.mcknight@enbridge.com	Enbridge Inc. – Media Graham White (403) 508-6563/(888) 992-0997 Email: graham.white@enbridge.com